    As filed with the Securities and Exchange Commission on January 25, 1999
                                                       Registration No. 333 -
--------------------------------------------------------------------------------
--------------------------------------------------------------------------------
                       SECURITIES AND EXCHANGE COMMISSION
                              Washington, DC 20549

                                ---------------

                                    FORM S-2
                             REGISTRATION STATEMENT
                                    UNDER
                           THE SECURITIES ACT OF 1933

                                ---------------
                            SUMMIT SECURITIES, INC.
             (Exact name of registrant as specified in its charter)

                                ---------------

          Idaho             601 West First Avenue            82-0438135
     (State or other         Spokane, Washington          (I.R.S. Employer
     jurisdiction of              99201-5015            Identification No.)
     incorporation or           (509) 838-3111
      organization)
  (Address, including zip code, and telephone number, including area code, of registrant's principal executive offices)

                                ---------------

                             Tom Turner, President
                            Summit Securities, Inc.
                             601 West First Avenue
                               Spokane, WA 99201
                                 (509) 838-3111
 (Name, address, including zip code, and telephone number, including area code, of agent for service)

                                With copies to:

          Susan Thomson, Esq.                  Robert J. Ahrenholz, Esq.
      Associate Corporate Counsel                      Kutak Rock
         601 West First Avenue             717 Seventeenth Street, Suite 2900
           Spokane, WA 99201                     Denver, Colorado 80202
             (509) 838-3111                          (303) 297-2400

                                ---------------

   Approximate date of commencement of proposed sale to the public: As soon as practicable after the effective date of this Registration Statement.
   If any of the securities being registered on this Form are to be offered on a delayed or continuous basis pursuant to Rule 415 under the Securities Act of 1933 check the following box. [X]
   If the registrant elects to deliver its latest annual report to security holders, or a complete and legible facsimile thereof, pursuant to Item 11(a)(1) of this Form, check the following box. [X]
   If this Form is filed to register additional securities for an offering pursuant to Rule 462(b) under the Securities Act, please check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. [_]
   If this Form is a post-effective amendment filed pursuant to Rule 462(c) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. [_]
   If this Form is a post-effective amendment filed pursuant to Rule 462(d) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. [_]
   If delivery of the prospectus is expected to be made pursuant to Rule 434, please check the following box. [_]

                        CALCULATION OF REGISTRATION FEE

-------------------------------------------------------------------------------------------------------
-------------------------------------------------------------------------------------------------------
                                                   Proposed          Proposed
                                                   Maximum           Maximum
Title of Each Class of Securities  Amount to be Offering Price      Aggregate            Amount of
       to be Registered(1)          Registered     Per Unit    Offering Price(1)(2) Registration Fee(3)
-------------------------------------------------------------------------------------------------------
    Preferred Stock Series
     S-3...................          200,000         $100          $20,000,000            $5,560
-------------------------------------------------------------------------------------------------------
-------------------------------------------------------------------------------------------------------

(1) Estimated solely for the purpose of computing the registration fee pursuant to Rule 457(a).
(2) Includes $12,000,000 of Preferred Stock, Series S-3 that remains unsold and is being carried forward from Registration Statement No. 333-43831 pursuant to Rule 429 of the Securities Act of 1933, for which a filing fee of $3,336 was previously paid.
(3) A filing fee of $3,336 was previously paid for the $12,000,000 of Preferred Stock carried forward from Registration Statement No. 333-43831 pursuant to Rule 429.

   The Registrant hereby amends this Registration Statement on such date or dates as may be necessary to delay its effective date until the Registrant shall file a further amendment which specifically states that this Registration Statement shall thereafter become effective in accordance with Section 8(a) of the Securities Act of 1933, as amended, or until this Registration Statement shall become effective on such date as the Commission acting pursuant to said
Section 8(a) may determine.

   Pursuant to Rule 429 under the Securities Act of 1933, the prospectus included in this Registration Statement also relates to securities registered and remaining unissued under Registration Statement No. 333-43831 previously filed by the Registrant.
--------------------------------------------------------------------------------
--------------------------------------------------------------------------------

++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++
+The information in this prospectus is not complete and may be changed. We may + +not sell these securities until the registration statement filed with the + +Securities and Exchange Commission is effective. This prospectus is not an + +offer to sell these securities and it is not soliciting an offer to buy these +
+securities in any state where the offer or sale is not permitted.             +
++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++
                 SUBJECT TO COMPLETION DATED JANUARY 25, 1999.

                                   PROSPECTUS

                            Summit Securities, Inc.

                      200,000 Preferred Shares, Series S-3

-------------------------------------------------------------------------------
You should consider carefully the risk factors beginning on page 9 in this prospectus.

The preferred shares are securities of our company and they are not insured or guaranteed by any bank, governmental agency, any insurance company, any affiliate of our company or any other person or entity.
-------------------------------------------------------------------------------

Summit Securities, Inc. is offering Variable Rate Cumulative Preferred Stock with the following terms:

 . The Preferred Stock is subordinate to all debts of Summit including Summit's certificates of indebtedness.

 . Preferred Stock distributions are cumulative and will be declared monthly according to a variable rate formula described in this prospectus.

 . The Preferred Stock has a liquidation preference of $100 per share.

 . The Preferred Stock may be redeemed by us at a price of $100 per share plus the amount of any declared but unpaid distribution.

                                              Per Preferred Share Maximum Total
                                              ------------------- -------------
     Public Offering Price...................        $100          $20,000,000
     Maximum Underwriting Commissions(1).....           6%         $ 1,200,000
     Proceeds, before expenses, to Issuer....        $ 94          $18,800,000

------
(1) You will not incur a direct sales charge. Preferred Stock distributions will be based on their full offering price, without deduction for underwriting discounts or commissions. We will reimburse our underwriters for commissions paid to licensed securities sales representatives. Sales commission rates on the sale of Preferred Stock depend upon the terms of the sale. See "PLAN OF DISTRIBUTION."

 . Currently, there is no trading market for the Preferred stock and you should not expect one to be established in the future.

 . The Preferred Stock is being issued only in book-entry form.

 . The underwriter maintains a list of persons willing to sell or purchase our issued and outstanding shares of preferred stock.

 . We are offering the Preferred Stock on a continuous, best efforts basis.

 . There is no minimum amount of Preferred Stock that must be sold.

 . You may not purchase the Preferred Stock pursuant to this prospectus after January 31, 2000.

  Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved of these securities or passed upon the adequacy or accuracy of the prospectus. Any representation to the contrary is a criminal offense.

                    METROPOLITAN INVESTMENT SECURITIES, INC.

                The date of this prospectus is January  , 1999.

                               TABLE OF CONTENTS

                                                                            Page
                                                                            ----
FORWARD-LOOKING STATEMENTS.................................................   2

PROSPECTUS SUMMARY.........................................................   3

RISK FACTORS...............................................................   9

USE OF PROCEEDS............................................................  11

DESCRIPTION OF SECURITIES..................................................  11

PLAN OF DISTRIBUTION.......................................................  15

LEGAL MATTERS..............................................................  16

EXPERTS....................................................................  16

AVAILABLE INFORMATION......................................................  16

INCORPORATION OF CERTAIN DOCUMENTS BY REFERENCE............................  16

                           FORWARD-LOOKING STATEMENTS

   This prospectus includes forward-looking statements. We have based these forward-looking statements on our current expectations and projections about future events. These forward-looking statements are subject to risks, uncertainties, and assumptions about Summit, including, among other things:

  .  Our anticipated growth strategies;

  . Anticipated trends in our businesses, including trends in the markets for insurance, mortgages and annuities;

  .  Future interest rate trends, movements and fluctuations;

  .  Future originations of commercial loans;

  .  Future expenditures for purchasing receivables; and

  . Our ability to continue to control costs and accurately price the risk of default on the payment of receivables.

                               ----------------

   You should rely only on the information contained in this prospectus. We have not, and the underwriters have not, authorized any person to provide you with different information. If anyone provides you with different or inconsistent information, you should not rely on it. We are not, and the underwriters are not, making an offer to sell these securities in any jurisdiction where the offer or sale is not permitted. You should assume that the information appearing in this prospectus is accurate as of the date on the front cover of this prospectus only. Our business, financial condition, results of operations and prospects may have changed since that date.

                               PROSPECTUS SUMMARY

   This summary highlights information contained elsewhere in this prospectus. This summary is not complete and does not contain all of the information that you should consider before investing in the Preferred Stock. You should read both the prospectus and the accompanying Annual Report of Summit on Form 10-K for the fiscal year ended September 30, 1998, carefully before making your investment decision.

                                  The Company

General

   Summit Securities, Inc. ("Summit") was incorporated under the laws of the State of Idaho on July 25, 1990. Its principal executive offices are located at 601 West First Avenue, Spokane, Washington 99201-5015. Its mailing address is P.O. Box 2162, Spokane, WA 99210-2162 and its telephone number is (509) 838-3111. Summit also maintains an office at 8601 W. Emerald, Suite 150, Boise, Idaho 83704 and its telephone number at that address is (208) 376-8260. Summit and its subsidiaries are jointly referred to as the "Consolidated Group," while references solely to the parent company will be to "Summit."

History

   We were founded in 1990, as a wholly owned subsidiary of Metropolitan Mortgage & Securities Co., Inc. ("Metropolitan") and we were later acquired by National Summit Corp. ("National") on September 9, 1994. In the first six months of 1995, we acquired a broker/dealer, Metropolitan Investment Securities, Inc. ("MIS"), and a subsidiary holding company of Summit, Summit Group Holding Company, who acquired Old Standard Life Insurance Company ("Old Standard") from Metropolitan. On December 28, 1995, Old Standard acquired another insurance company, Arizona Life Insurance Company ("Arizona Life"), which subsequently changed its name to Old West Annuity & Life Insurance Company ("Old West"). We also own a property development company, Summit Property Development, Inc. The chart on the next page depicts the relationships among certain significant companies within the Consolidated Group.

   Even though our parent company changed from Metropolitan to National, we continue to be controlled by C. Paul Sandifur, Jr., who is both the owner of National and the President and controlling shareholder of Metropolitan. As a result of Mr. Sandifur's control, we have several affiliates that are subsidiaries of Metropolitan, including Metwest Mortgage Services, Inc. ("Metwest") and Western United Life Assurance Company (Western United). Collectively, Metropolitan, Metwest and Western United are referred to as "Affiliated Companies."

Business

   The Consolidated Group is engaged in a nationwide business of originating, acquiring, holding and selling receivables. These receivables include small to mid-size commercial real estate loans and real estate contracts and promissory notes that are secured by first position liens on residential real estate. The Consolidated Group also invests in receivables consisting of real estate contracts and promissory notes secured by second and lower position liens, structured settlements, annuities, lottery prizes, and other investments. These assets are collectively referred to in this prospectus as "Receivables." The Receivables secured by real estate are typically non-conventional because they were either financed by the sellers of the property or they were originated by institutional lenders who originate loans for borrowers with impaired credit or for non-conventional properties. In addition to Receivables, the Consolidated Group invests in U.S. Treasury obligations, corporate bonds and other securities.

   Our capital to invest in these Receivables comes from several sources. The Consolidated Group uses funds generated from Receivable cash flows, the sale of annuities, the sale and securitization of Receivables, the sale of certificates and preferred stock, collateralized borrowing, and securities portfolio earnings.

   The Affiliated Companies provide services to the Consolidated Group for a fee and engage in various business transactions with the Consolidated Group. Metropolitan provides Receivable acquisition services, and Metwest provides Receivable collection and servicing to Summit, Old Standard and Old West. For a more detailed discussion of the business of the Consolidated Group, see "Item 1" in Summit's Annual Report filed on Form 10-K for the year ended September 30, 1998, which is attached to this prospectus.

 Organizational structure chart
 (as of September 30, 1998)

                              [CHART APPEARS HERE]

                             NATIONAL SUMMIT CORP.
                                       |
                                   100%|
                                     SUMMIT
                                SECURITIES, INC.
                                       |
       _______________________________________________________________
       |                               |                              |
   100%|                           100%|                          100%|
  METROPOLITAN                       SUMMIT                        SUMMIT
   INVESTMENT                       PROPERTY                    GROUP HOLDING
SECURITIES, INC.                DEVELOPMENT, INC.                 COMPANY
                                                                      |
                                                                  100%|
                                                                OLD STANDARD
                                                               LIFE INSURANCE
                                                                   COMPANY
                                                                      |
                                                                  100%|
                                                                  OLD WEST
                                                                  ANNUITY &
                                                               LIFE INSURANCE
                                                                   COMPANY


   The Consolidated Group consists of Summit Securities, Inc. and all of its subsidiaries. The above chart lists the principal operating subsidiaries and ownership of the Consolidated Group.

   National Summit Corp.: The parent company of Summit, inactive except as owner of Summit Securities, Inc. Wholly owned by C. Paul Sandifur, Jr., who is also President and controlling shareholder of Metropolitan.

   Summit Securities, Inc.: Invests in Receivables (as defined herein) and other investments that are principally funded by proceeds from Receivable investments, other investments and securities offerings.

   Metropolitan Investment Securities, Inc.: Broker/dealer that is in the business of marketing securities that are offered by Summit and Metropolitan, mutual funds and general securities.

   Summit Property Development, Inc.: Provides real estate development services to others, principally to Metropolitan and its subsidiaries.

   Summit Group Holding Company: Inactive except as the owner of Old Standard Life Insurance Company.

   Old Standard Life Insurance Company: Invests in Receivables and other investments that are principally funded by proceeds from Receivable investments and from annuity sales.

   Old West Annuity & Life Insurance Company: This company, formerly known as Arizona Life Insurance Company, invests in Receivables and other investments that are principally funded by the proceeds from Receivable investments and from annuity sales.

                                Offering Summary

Preferred Stock Offering      We are offering 200,000 shares of Variable Rate
                              Cumulative Preferred Stock, Series S-3 (the
                              "Preferred Stock") at $100 per share. The
                              Preferred Stock will be sold in whole and fractional shares. There is no minimum amount of Preferred Stock that must be sold. The Preferred
                              Stock will be issued only in book-entry form.

Distributions                 We will pay dividends on the Preferred Stock on a
                              cumulative basis from the date the shares are issued. When we make dividend distributions, they will be paid monthly at the applicable rates described in "DESCRIPTION OF PREFERRED STOCK--
                              Distributions." All preferred stock, including the preferred stock already outstanding, are entitled to an equal amount of dividends. See
                              "DESCRIPTION OF PREFERRED STOCK--Distributions."

Liquidation Rights            If we liquidate Summit, you would have a right to
                              receive a liquidation preference of $100 per share, plus declared and unpaid dividends. Your liquidation rights would not be paid until all of our debts, including our outstanding investment certificates, were paid. Your liquidation rights would be paid before any liquidating distributions to the common stockholders. Your liquidation rights are identical to the liquidation rights of all other holders of preferred stock that is currently authorized, issued and outstanding. See "DESCRIPTION OF
                              PREFERRED STOCK--Liquidation Rights."

Redemption Upon Request of    We may consider a written shareholder request you
Holder                        make to redeem your shares. We will generally not
                              consider a request to redeem shares unless they have been listed for sale on MIS's trading list for at least 60 days. We are under no obligation to redeem your shares of Preferred Stock. Our decision whether or not to redeem your shares will depend, in part, on our financial condition and our liquidity position at the time. Any shares that we do redeem will be redeemed at a price per share that is at the discretion of our board of directors, and will include any declared but unpaid dividends. See "DESCRIPTION OF
                              PREFERRED STOCK--Redemption of Shares" and "RISK
                              FACTORS."

Redemption Upon Call by       We can redeem any or all shares of your Preferred
Summit                        Stock if we provide you with at least 30 but not
                              more than 60 days' notice by mail. If we decide to redeem your shares, you will be paid $100 per share plus the amount of any declared but unpaid dividends as of the date that is fixed for redemption. See "DESCRIPTION OF PREFERRED STOCK--
                              Redemption of Shares."

Voting Rights                 Your voting rights would be limited to two
                              situations. First, you will have those voting rights expressly granted by the laws of the State of Idaho. Second, you will have voting rights at such time as distributions payable to you on your Preferred Stock remain unpaid for a period of time that equals twenty-four monthly distributions. See "DESCRIPTION OF PREFERRED
                              STOCK--Voting Rights."

Federal Income Tax            If we earn a profit during any future year, any
Considerations                earnings or profits that we distribute to you
                              will be taxable. We cannot predict whether we will have future distributions, or whether those distributions will be taxable to you. You are encouraged to consult your own tax advisors about whether the distributions you would receive will be taxable income. See "DESCRIPTION OF PREFERRED
                              STOCK--Federal Income Tax Consequences of
                              Distributions."

Use of Proceeds               We will use the proceeds of this Preferred Stock
                              offering to invest in Receivables and to make other investments which may include investments in existing subsidiaries, new business ventures, to acquire other companies or for other investment purposes. We may also use the proceeds to retire maturing certificates, to pay preferred stock dividends and for general corporate purposes. See "USE OF PROCEEDS."

Risk Factors                  Your investment in the Preferred Stock involves a
                              certain degree of risk. You should invest in the Preferred Stock only after reviewing the risks described in this prospectus. See "RISK FACTORS" for a complete discussion of the risks associated with investing in the Preferred Stock.

                                 CAPITALIZATION

   The following table sets forth the capitalization of the Consolidated Group at September 30, 1998:

Debt Payable:
  Real estate contracts and mortgage notes payable 6.5% to 8.0%,
   due 1998 to 2008................................................ $   184,421
                                                                    -----------
  Total Debt Payable...............................................     184,421
                                                                    -----------
Investment Certificates:
  Investment Certificates, maturing 1998 to 2004, at 6.35% to 10%..  49,680,868
  Compound and accrued interest....................................   6,213,225
                                                                    -----------
  Total Investment Certificates....................................  55,894,093
                                                                    -----------
Stockholders Equity:
  Preferred Stock, $10 par: 10,000,000 shares authorized; 66,587 shares issued and outstanding (liquidation preference
   $6,658,680).....................................................     665,868
  Common Stock, $10 par: 2,000,000 shares authorized; 10,000 shares
   issued and outstanding..........................................     100,000
  Additional paid-in capital.......................................   4,405,604
  Retained earnings................................................   5,420,838
  Net unrealized gains on investments..............................      91,754
                                                                    -----------
  Total Stockholders' Equity.......................................  10,684,064
                                                                    -----------
  Total Capitalization............................................. $66,762,578
                                                                    ===========

                      Summary Consolidated Financial Data

   The summary consolidated financial data shown below as of September 30, 1998 and 1997 and for the years ended September 30, 1998, 1997 and 1996 (other than the ratio of earnings to fixed charges and preferred stock dividends) have been derived from, and should be read in conjunction with, the consolidated financial statements, related notes, and Management's Discussion and Analysis of Financial Condition and Results of Operations appearing in Summit's Form 10-K, which is incorporated herein by reference and attached to this prospectus. The consolidated financial data shown below as of September 30, 1996, 1995 and 1994 and for the years ended September 30, 1995 and 1994 (other than the ratio of earnings to fixed charges and preferred stock dividends) have been derived from the consolidated financial statements not included elsewhere herein.

                                             Year Ended September 30,
                          ------------------------------------------------------------------
                              1998          1997          1996         1995         1994
                          ------------  ------------  ------------  -----------  -----------
INCOME STATEMENT DATA:
Revenues................  $ 29,965,547  $ 19,785,462  $ 14,536,449  $ 9,576,615  $ 3,395,352
                          ============  ============  ============  ===========  ===========
Net income..............  $  2,524,027  $  1,851,240  $  1,244,522  $   587,559  $   264,879
Preferred stock
 dividends..............      (498,533)     (446,560)     (333,606)    (309,061)      (2,930)
                          ------------  ------------  ------------  -----------  -----------
Income applicable to
 common stockholder.....  $  2,025,494  $  1,404,680  $    910,916  $   278,498  $   261,949
                          ============  ============  ============  ===========  ===========
PER COMMON SHARE DATA:
Basic and diluted income
 per share applicable to
 common stockholder.....  $     202.55  $     140.47  $      91.09  $     27.85  $     13.47
                          ============  ============  ============  ===========  ===========
Weighted average number
 of common shares
 outstanding............        10,000        10,000        10,000       10,000       19,455
                          ============  ============  ============  ===========  ===========
Ratio of earnings to
 fixed charges..........          1.64          1.46          1.40         1.25         1.16
Ratio of earnings to
 fixed charges and
 preferred stock
 dividends..............          1.46          1.31          1.26         1.11         1.16

BALANCE SHEET DATA:
Due from/(to) affiliated
 companies, net.........  $ 10,985,805  $    870,525  $  1,296,290  $(1,960,104) $  (267,735)
Total assets............  $206,594,234  $166,354,070  $117,266,680  $96,346,572  $35,101,988
Investment certificates
 and other debt
 payable................  $ 56,078,514  $ 50,607,983  $ 46,674,841  $38,650,532  $31,212,718
Stockholders' equity....  $ 10,684,064  $  7,756,643  $  5,358,774  $ 3,907,067  $ 3,321,230

                                  RISK FACTORS

   When deciding whether or not to purchase the Preferred Stock offered in this prospectus, you should consider the risks set forth in the "INTRODUCTION-- Factors Affecting Future Operating Results" section of our Annual Report on Form 10-K for the year ended September 30, 1998 incorporated into and attached to this prospectus. You should also consider the following risks associated with an investment in the Preferred Stock:

We can issue more stock        Summit's and your rights and obligations in the
                               preferred stock are defined in the Statement of Rights, Designations and Preferences of
                               Variable Rate Cumulative Preferred Stock Series
                               S-3. This statement does not restrict our ability to issue additional preferred stock or other equity in our company.

Preferred Stock is not         The Preferred Stock is not insured or
insured against the risk of    guaranteed by any bank, any governmental
loss                           agency, any insurance company, any affiliate of
                               our company or any other person or entity.
                               Thus, the Preferred Stock has greater risk than investments that are insured by such entities against the risk of loss.

There is no established        The Preferred Stock is not listed on any
market to trade the            national or regional stock exchange. We do not
Preferred Stock                anticipate that we will apply to have the
                               Preferred Stock listed on any national or regional stock exchange or that an independent public market for Preferred Stock will develop.

Trading list does not          The broker/dealer for the offering maintains a
guarantee a market for the     trading list of persons willing to sell or
Preferred Stock                purchase outstanding shares of our Preferred
                               Stock. We do not guarantee that this list will continue to operate or that it will provide you with a means to sell your shares.

Our discretionary redemption   Under our discretionary redemption option, we
option does not guarantee      are under no obligation to redeem your shares.
the ability to sell            You should not rely on this option as a
securities to Summit           guarantee that you will be able to have us
                               reacquire your shares. See "DESCRIPTION OF
                               PREFERRED STOCK--Redemption of Shares."

Limitations on redemption      If we have not paid cumulative dividends to all
and restrictions on            preferred shareholders, we cannot purchase or
distributions                  offer to exchange your shares unless we make
                               the same offer to all preferred shareholders.
                               See "DESCRIPTION OF PREFERRED STOCK--Redemption of Shares." We will not make distributions to you unless distributions can be made to all other holders of preferred stock. See
                               "DESCRIPTION OF PREFERRED STOCK--
                               Distributions."

Liquidation rights junior to   If we liquidate Summit, we must pay all of our
Summit's outstanding debt      outstanding debt before we can make any
                               distributions to you. If there is not enough money to distribute to all preferred shareholders their entire liquidation rights, you will share the shortfall equally with all other holders of Preferred Stock.

Extraordinary corporate        Your preferences in liquidation could be
events could eliminate the     adversely effected if we have an asset sale, a
liquidation rights of the      capital restructuring, a merger, a
holders of Preferred Stock     reorganization or a bankruptcy. If one of these
                               events occurs, your rights may be compromised by a negotiation between all interested parties or by a court determination.

Lack of voting control of      You will have very few voting rights as an
the company                    owner of the preferred stock. The only class of
                               stock carrying regular voting rights is the common stock. See "DESCRIPTION OF PREFERRED
                               STOCK--Voting Rights."

Summit can redeem or call      We have the option of calling or redeeming your
Preferred Stock at its own     shares at any time for $100 per share plus any
discretion                     declared and unpaid dividends. See "DESCRIPTION
                               OF PREFERRED STOCK--Redemption of Shares."

                                USE OF PROCEEDS

   If all of the Preferred Stock is sold, we expect net proceeds to total $20,000,000 before deducting offering expenses and sales commissions. Offering expenses are estimated at $118,000 and sales commissions will be a maximum of six percent (6%) of the offering proceeds. There can be no assurance, however, that any of the Preferred Stock can or will be sold.

   In conjunction with the other funds available to us through operations and/or borrowings, we currently plan to utilize the proceeds of the offered Preferred Stock for the following purposes, which are shown in descending order of priority: funding investments in Receivables and other investments, which may include investing in existing subsidiaries, commencing new business ventures and acquiring other companies. The Consolidated Group continues to evaluate possible acquisition candidates, but there are presently no commitments or agreements for material acquisitions. To the extent internally generated funds are insufficient or unavailable for the retirement of maturing certificates through the period ending January 31, 2000, proceeds of this offering may be used for retiring maturing certificates, preferred stock dividends and for general corporate purposes (debt service, and other general operating expenses). Approximately $8,638,000 in principal amount of debt securities will mature between February 1, 1999 and January 31, 2000 with interest rates ranging from 6.35% to 10.0% and averaging approximately 8.0% per annum. See "BUSINESS--Factors Affecting Future Operating Results" in our Annual Report on Form 10-K for the year ended September 30, 1998.

   Management anticipates that some of the proceeds of this offering will be invested in money market funds, bank repurchase agreements, commercial paper, U.S. Treasury Bills and similar short-term investments until used as stated above. Due to our inability to accurately forecast the total amount of Preferred Stock to be sold pursuant to this offering, no specific amounts have been allocated for any of the foregoing purposes.

   In the event substantially less than the maximum proceeds are obtained, we do not anticipate any material changes to its planned use of proceeds from those described above.

                           DESCRIPTION OF SECURITIES

Description of Capital Stock

   The authorized capital of Summit consists of 2,000,000 shares of common stock, $10 par value, and 10,000,000 shares of Series S preferred stock, $10 par value. Of the stock authorized, 10,000 shares of Common Stock and 66,587 shares of Series S preferred stock were issued and outstanding as of September 30, 1998.

Description of Preferred Stock

   This offering consists of 200,000 shares of Variable Rate Cumulative Preferred Stock, Series S-3. All of the shares of Preferred Stock offered by Summit, hereby, when issued and sold against the consideration set forth in this prospectus will be validly issued, fully paid and nonassessable. The relative rights and preferences of Preferred Stock have been fixed and determined by the Board of Directors of Summit and are set forth in the Statement of Rights, Designations and Preferences of Preferred Stock (the "Statement of Rights") duly approved by the Board of Directors of Summit. The Preferred Stock is issued in book-entry form only.

   The following statements relating to the Preferred Stock are summaries and do not purport to be complete and are qualified in their entirety by reference to the Statement of Rights, a copy of which is incorporated by reference as an exhibit to the Registration Statement of which this prospectus is a part, and is available for inspection at the principal office of Summit.

Distributions

   Distributions on Preferred Stock are cumulative and are to be declared monthly on the first business day of the month payable to the shareholders of record as of the fifth calendar day of each month. Distributions are to be paid in cash on the twentieth calendar day of each month in an amount equal to the offering price of $100 per share multiplied by the distribution rate divided by twelve. The annual distribution rate will be the "Applicable Rate" as defined herein subject to the authority of Summit's Board of Directors to authorize, by resolution, a higher rate.

   The Applicable Rate for any monthly distribution period cannot be less than 6% or greater than 14% per annum. Within those limits, the Applicable Rate for any monthly distribution period shall be (a) the highest of the three-month U.S. Treasury Bill Rate, the Ten-Year Constant Maturity Rate and the Twenty-Year Constant Maturity Rate (each as more fully described below), (b) plus one-half of one percentage point (0.5%).

   The three-month Treasury Bill Rate for each distribution period is based on the weekly per annum market discount rate for three-month U.S. Treasury bills. The Ten Year Constant Maturity Rate for each distribution period is based on the weekly per annum average yield to maturity for actively traded marketable U.S. treasury fixed interest rate securities adjusted to constant maturities of ten years. The Twenty Year Constant Maturity Rate for each distribution period is based on the weekly per annum average yield to maturity for actively traded marketable U.S. treasury fixed interest rate securities adjusted to constant maturities of twenty years.

   Each of the above three rates shall be calculated as the arithmetic average of the two most recent weekly per annum yields as published weekly by the Federal Reserve Board, the Federal Reserve Bank or any U.S. Government department or agency selected by Summit, during the fourteen calendar days immediately prior to the ten calendar days immediately preceding the first day of the distribution period for which the distribution rate on Preferred Stock is being determined.

   If any or all of these methods are unavailable, the Statement of Rights includes other methods to determine each of the respective maturity rates. Should Summit determine in good faith that one or more of such rates cannot be determined for any distribution period, then the Applicable Rate for such period shall be the higher of whichever of such rates can be so determined, plus one half of one percentage point. Should Summit determine in good faith that none of such rates can be determined for any distribution period, then the Applicable Rate in effect for the preceding distribution period shall be continued for such distribution period. The distribution rate for each monthly distribution period shall be calculated as promptly as practical by Summit. Summit will cause notice of the distribution rate to be enclosed with the next mailed distribution payment check. In making such calculation, the three-month U.S. Treasury Bill Rate, Ten-Year Constant Maturity Rate and Twenty-Year Constant Maturity Rate shall each be rounded to the nearest five hundredths of a percentage point.

   Prior to the effective date of this prospectus, Summit's Board of Directors had adopted a resolution authorizing a distribution rate on the Preferred Stock at two percentage points higher than the Applicable Rate. Such higher distribution rate will continue from month to month until the Board elects to terminate it. The Board may increase, decrease or eliminate the additional points at any time, in its sole discretion.

Restrictions on Distributions

   Summit may not declare or pay a distribution on any share of Preferred Stock for any distribution period unless, at the same time, a like distribution shall be declared or paid on all shares of preferred stock then issued and outstanding and entitled to receive distributions. See
"CAPITALIZATION." Distributions may be paid only from legally available funds.

   So long as any shares of Preferred Stock are outstanding, and unless the full cumulative distributions on all previously outstanding preferred stock, including the Preferred Stock offered by this prospectus shall have been paid or declared and set apart for all past distribution periods, Summit may not:
(a) declare, pay or set aside for
payment any distribution, except as provided below; (b) declare or pay any other distribution upon common stock or upon any other stock ranking junior to or on a parity with Preferred Stock as to distributions or upon liquidation; or (c) redeem, purchase or otherwise acquire common stock or any other stock of Summit ranking junior to or on a parity with Preferred Stock as to distributions or upon liquidation for any consideration, or pay or make available any funds for a sinking fund for the redemption of any shares of any such stock, except by conversion into or exchange for stock of Summit ranking junior to Preferred Stock as to distributions and upon liquidation.

   Notwithstanding the foregoing, Summit may declare, pay or set aside for payment for (i) distributions in common stock; (ii) distributions in any other stock ranking junior to Preferred Stock as to distributions; (iii) liquidation rights; and (iv) distributions where a like distribution shall be declared or paid on all shares of preferred stock then issued and outstanding and entitled to receive distributions.

   Summit may make distributions ratably on the shares of Preferred Stock and shares of any stock of Summit ranking on a parity therewith with regard to the payment of distributions, in accordance with the sums which would be payable on such shares if all distributions, including accumulations, if any, were declared and paid in full. As of the date hereof, no distributions on Summit's preferred stock are in arrears. No interest will be paid for or on account of any unpaid distributions.

Liquidation Rights

   In the event of any voluntary or involuntary liquidation, dissolution or winding up of Summit, the holders of shares of Preferred Stock will be entitled to receive out of the assets of Summit available for distribution to shareholders, before any distribution of assets is made to holders of common stock or any stock of Summit ranking, upon liquidation, junior to Preferred Stock, liquidating distributions in the amount of $100 per share plus declared and unpaid distributions. Preferred Stock is junior in liquidation to outstanding debt of Summit. As of September 30, 1998, the total consolidated liabilities of Summit ranking senior in liquidation preference to Preferred Stock were approximately $195,910,000. Obligations ranking on a parity with Preferred Stock upon liquidation (i.e. the total liquidation preference of the outstanding shares of all previously issued series of preferred stock) as of September 30, 1998 were approximately $6,659,000. There are no limitations on Summit's ability to incur additional secured or unsecured indebtedness. See "CAPITALIZATION" and "RISK FACTORS."

   The Statement of Rights provides that, without limitation, the voluntary sale, lease or conveyance of all or substantially all of Summit's property or assets to, or its consolidation or merger with, any other corporation shall not be deemed to be a liquidation, dissolution or winding up of Summit. If, upon any voluntary or involuntary liquidation, dissolution or winding up of Summit, the amounts payable with respect to Preferred Stock and any other shares of stock of Summit ranking as to any such distribution on a parity with Preferred Stock are not paid in full, the holders of Preferred Stock and of such other shares will share ratably in any such distribution of assets of Summit in proportion to the full respective preferential amounts to which they are entitled. After payment of the full amount of the liquidating distribution to which they are entitled, the holders of shares of Preferred Stock will not be entitled to any further participation in any distribution of assets by Summit.

Redemption of Shares

   Upon call by Summit. Subject to regulatory restrictions affecting redemptions during an offering, the shares of Preferred Stock are redeemable, in whole or in part, only at the option of Summit at a redemption price of $100 per share if redeemed anytime after December 31, 1998 plus declared and unpaid distributions to the date fixed for redemption. In the event that fewer than all of the outstanding shares of Preferred Stock are to be redeemed, the number of shares to be redeemed shall be determined by Summit and the shares to be redeemed shall be determined by such method as Summit, in its sole discretion, deems to be equitable.

   Discretionary Redemption Upon Request of the Holder. As provided in the Preferred Stock Statement of Rights, the shares of Preferred Stock are not redeemable at the option of the holder. If, however, Summit receives an unsolicited written request for redemption of shares from any holder, Summit may, in its sole discretion, subject to regulatory restrictions affecting redemptions during an offering, and subject to the limitations described below, accept such shares for redemption. Such redemption requests are reviewed in the order received, and are subject to review by Summit's executive management. Any shares so tendered, which Summit in its discretion allows for redemption, shall be redeemed by Summit directly, and not from or through a broker/dealer, at a price established by the Board, from time to time, in its sole discretion plus any declared but unpaid distributions.

   There can be no assurance that Summit's financial condition will allow it to exercise its discretion to accept any particular request for redemption of Preferred Stock. Summit will not redeem any such shares tendered for redemption if to do so would, in the opinion of Summit's management, be unsafe or unsound in light of Summit's financial condition, including its liquidity position; if payment of interest or principal on any outstanding instrument of indebtedness is in arrears or in default; or if payment of any distribution on Preferred Stock or share of any stock of Summit ranking at least on a parity therewith is in arrears as to distributions. In the event that cumulative distributions on Preferred Stock have not been paid in full, Summit may not purchase or acquire any shares of Preferred Stock otherwise than pursuant to a purchase or exchange offer made on the same terms to all holders of Preferred Stock.

Absence of Trading Market

   The Preferred Stock is not expected to be traded on any national or regional stock exchange and no independent public market for Preferred Stock is anticipated to develop. Management does not anticipate applying for a listing for such public trading. The broker-dealer for this offering, MIS, maintains a trading list to match buyers and sellers of preferred stock. With limited exceptions, Summit has established a policy that all preferred shareholders, including holders of the Preferred Stock offered herein, must place their shares for sale on the trading list for 60 consecutive days before Summit will entertain a request for redemption. See "RISK FACTORS."

Voting Rights

   The Preferred Stock has no voting rights except as provided in the Statement of Rights and except as required by Idaho State Law regarding amendments to Summit's Articles of Incorporation which adversely affect holders of such shares as a class and requires approval of a majority of the outstanding shares entitled to vote.

   The Statement of Rights provides that holders of Preferred Stock, together with the holders of Summit's other preferred stock previously authorized, voting separately and as a single class, shall be entitled to elect a majority of the Board of Directors of Summit in the event that distributions payable on any shares of Preferred Stock shall be in arrears in an amount equal to twenty-four full monthly distributions or more per share. Such right will continue until all distributions in arrears have been paid in full.

Federal Income Tax Consequences of Distributions

   The following discussion of the federal income tax consequences of distributions paid is based upon the Internal Revenue Code of 1986, as amended (the "Code"), existing Treasury Department regulations, current published administrative positions of the Internal Revenue Service (the "Service") contained in revenue rulings, revenue procedures and notes and existing judicial decisions. No assurance can be given that legislative or administrative changes or court decisions may not be forthcoming that could significantly modify the statements in this discussion. Any such changes may or may not be retroactive with respect to transactions effected prior to the date of such changes.

   Distributions paid to the holders of Preferred Stock will either be taxable or not depending, in part, on the extent to which they are made out of current or accumulated earnings and profits of Summit as calculated for federal income tax purposes. To the extent, if any, that distributions paid by Summit to the holders of Preferred Stock exceed current and accumulated earnings and profits of Summit, such distributions will be treated first as a tax-free return of capital, reducing the holder's basis in Preferred Stock (not below zero) and thereafter as capital gains (provided Preferred Stock is held by the holder as a capital asset).

   Summit believes that the majority of the distributions on its outstanding preferred stock were tax free returns of capital for federal income tax purposes in calendar 1994, and were taxable for 1995 through 1998. Summit is currently unable to predict the character of its distributions for future years, but as required by the Code, will report annually to shareholders regarding the tax character of the prior year's distributions.

   Each preferred shareholder's individual tax circumstance is unique; accordingly, preferred shareholders are advised to consult their own tax advisor with respect to the income tax treatment or any distribution made with respect to the Preferred Stock.

   Distributions paid with respect to Preferred Stock, whether deemed to be distributions, return of capital, or capital gains for federal income tax purposes will result in the same federal income tax consequences to Summit as other payments of distributions. These distributions are not deductible by Summit under current tax law. Additionally, distributions to foreign taxpayers are subject to special rules not discussed herein.

Transfer Agent and Registrar

   Metropolitan acts as Transfer Agent and Registrar for Summit's capital stock, including its Preferred Stock.

                             PLAN OF DISTRIBUTION

   The Preferred Stock is offered directly to the public on a continuing best efforts basis through Metropolitan Investment Securities, Inc. ("MIS"), a subsidiary of Summit. Accordingly, the offering has not received the independent selling agent review customarily made when an unaffiliated selling agent offers securities. No commission or other expense of the offering will be paid by the purchasers of the Preferred Stock. A commission in the maximum amount of 6% of the offering price will be paid by Summit on most Preferred Stock sales. Preferred Stock is offered for cash or other consideration, tangible or intangible property, which is acceptable to Summit as determined in good faith by the Board of Directors. MIS will transmit such funds or other consideration directly to Summit by noon of the next business day after receipt. Summit will also pay certain other expenses in connection with the offering. During the fiscal year ended September 30, 1998, MIS received commissions of $70,092 from Summit on sales of approximately $1,246,000 of Summit's preferred stock.

   MIS is a member of the National Association of Securities Dealers, Inc. (the "NASD"). As such, NASD Rule 2720 applies and requires, in part, that a qualified independent underwriter be engaged to make a recommendation regarding the pricing of the Preferred Stock offered through this prospectus. Accordingly, MIS has obtained a letter from Cruttenden Roth Incorporated, a NASD member ("Cruttenden"), which states that the offering price of the Preferred Stock is consistent with Cruttenden's recommendations which were based on conditions and circumstances, existing as of the date of the prospectus. Accordingly, the price offered for the Preferred Stock will be no higher than Cruttenden would have independently recommended. Cruttenden has assumed the responsibilities of acting as the qualified independent underwriter in pricing the offering and conducting due diligence. For performing its functions as a qualified independent underwriter with respect to the Preferred Stock offered hereunder, Cruttenden is to be paid $13,333 in fees.

   Summit has agreed to indemnify Cruttenden, against or make contributions to Cruttenden with respect to certain liabilities under the Securities Act of 1933, as amended, (the "Securities Act") and the Securities Exchange Act of 1934, as amended (the "Exchange Act").

   There is not now and Summit does not expect that there will be a public trading market for the Preferred Stock in the future. MIS does not intend to make a market for the Preferred Stock. Summit, through MIS, undertakes to maintain a list of persons willing to sell or purchase outstanding shares of preferred stock. See "RISK FACTORS" and "DESCRIPTION OF SECURITIES--Redemption of Shares."

   MIS may enter into selected dealer agreements with and reallow to certain dealers who are members of the NASD, and certain foreign dealers who are not eligible for membership in the NASD, a commission of up to 6% of the principal amount of Preferred Stock sold by such dealers. After the commencement of the offering, the commissions and reallowances, if any, may be lowered.

                                 LEGAL MATTERS

   Certain legal matters relating to the Preferred Stock to be offered hereby will be passed upon for Summit by the law firm of Kutak Rock, Denver, Colorado.

                                    EXPERTS

   The consolidated balance sheets of Summit Securities, Inc. and its subsidiaries as of September 30, 1998 and 1997 and the consolidated statements of income, stockholders' equity and cash flows for each of the three years in the period ended September 30, 1998, incorporated by reference in this prospectus, have been incorporated herein in reliance on the report, which includes an explanatory paragraph describing changes in the methods of accounting for the transfer and servicing of financial assets in 1997 and impaired loans in 1996, of PricewaterhouseCoopers LLP, independent accountants, given on the authority of that firm as experts in accounting and auditing.

                             AVAILABLE INFORMATION

   Summit is subject to the informational requirements of the Exchange Act and, in accordance therewith, files periodic reports and other information with the Securities and Exchange Commission (the "Commission"). Such reports and other information filed by Summit with the Commission can be inspected and copied at the public reference facilities maintained by the Commission in Washington, D.C. at 450 Fifth Street, N.W., Washington, DC 20549 and at certain of its regional offices which are located in the New York Regional Office, Seven World Trade Center, Suite 1300, New York, NY 10048, and the Chicago Regional Office, CitiCorp Center, 500 West Madison Street, Suite 1400, Chicago, IL 60661-2511. In addition, the Commission maintains a World Wide Web site that contains reports, proxy and information statements and other information regarding registrants, such as Summit, that file electronically with the Commission at the following Internet address: (http://www.sec.gov).

   Summit has filed with the Securities and Exchange Commission in Washington, D.C., a Registration Statement on Form S-2 under the Securities Act, with respect to the securities offered hereby. This prospectus does not contain all of the information set forth in the Registration Statement, as permitted by the rules and regulations of the Commission.

                INCORPORATION OF CERTAIN DOCUMENTS BY REFERENCE

   The following document filed with the Commission is incorporated herein by reference in this prospectus:

   Annual Report on Form 10-K for the fiscal year ended September 30, 1998 (filed January 13, 1999).

   Any statement contained in a document incorporated or deemed to be incorporated by reference herein shall be deemed to be modified or superseded for purposes of this prospectus to the extent that a statement contained herein modifies or supersedes such statement. Any such statement so modified or superseded shall not be deemed, except as so modified or superseded, to constitute a part of this prospectus.

   Summit will provide without charge to each person, including to whom a prospectus is delivered, upon written or oral request of such person, a copy of any and all of the information that has been referenced in this prospectus other than exhibits to such documents. Requests for such copies should be directed to Corporate Secretary, Summit Securities, Inc., PO Box 2162, Spokane, Washington 99210-2162, telephone number (509) 838-3111.

                            Summit Securities, Inc.


                   [LOGO FOR SUMMIT SECURITIES APPEARS HERE]


                    $20,000,000 Preferred Shares, Series S-3

                               ----------------

                                   PROSPECTUS

                               ----------------


                                January  , 1999


                     Metropolitan Investment Services, Inc.

                                    PART II

                     INFORMATION NOT REQUIRED IN PROSPECTUS

Item 14. Other Expenses of Issuance and Distribution

   SEC Registration Fee(1)............................................ $  5,560
   NASD Filing Fee....................................................    1,500
   Independent Underwriter Fee and Expenses...........................   13,333
   Printing Expenses(2)...............................................   23,500
   Legal Fees and Disbursements(2)....................................   10,000
   Accounting Fees and Expenses(2)....................................   50,000
   Blue Sky Fees and Expenses(2)......................................   13,000
   Miscellaneous Expenses(2)..........................................    1,107
                                                                       --------
   Total Expenses..................................................... $118,000
                                                                       ========

  --------
  (1) $3,336 of this fee was previously paid with Registration No. 333-43831
  (2) Estimated

Item 15. Indemnification of Directors and Officers

   Summit has no contractual or other arrangement with its controlling persons, directors or officers regarding indemnification, other than as set forth in its Articles of Incorporation. Summit's Articles of Incorporation permits indemnification of a director, officers or employee up to the indemnification limits permitted by Idaho state law which permits indemnification for judgments, fines and amounts paid in settlement actually and reasonably incurred in connection with an action, suit or proceeding if the indemnified person acted in good faith and in a manner reasonably believed to be in and not opposed to the best interests of the corporation.

Item 16. Exhibits

 (a)     Exhibits:
  1(a).  Form of Selling Agreement between Summit and Metropolitan Investment
         Securities, Inc. with respect to Preferred Stock Series S-3
         (incorporated by reference to Exhibit 1(a)(ii) to Registration No.
         333-19787).
 *1(b).  Form of Agreement to Act as Qualified Independent Underwriter between
         Summit, Metropolitan Investment Securities, Inc. and Cruttenden Roth
         Incorporated with respect to Preferred Stock, Series S-3.
 *1(c).  Form of Pricing Recommendation Letter of Cruttenden Roth Incorporated
         with respect to Preferred Stock, Series S-3.
  4.     Statement of Rights, Designations and Preferences of Variable Rate
         Cumulative Preferred Stock Series S-3 (incorporated by reference to
         Exhibit 4(d) to Amendment 3 to Registration No. 333-19787).
 *5.     Opinion of Kutak Rock as to validity of Preferred Stock.
  10(a). Management Receivable Acquisition and Servicing Agreement between
         Summit Securities Inc. and Metropolitan Mortgage & Securities Co.,
         Inc. dated September 9, 1994 (incorporated by reference to Exhibit
         10(a) to Registration No. 33-57619).
  10(b). Receivable Acquisition, Management and Services Agreement between Old
         Standard Life Insurance Company and Metropolitan Mortgage & Securities
         Co., Inc. dated December 31, 1994 (incorporated by reference to
         Exhibit 10(d) to Registration No. 333-115).

  10(c). Receivable Acquisition, Management and Services Agreement between
         Arizona Life Insurance Company and Metropolitan Mortgage & Securities
         Co., Inc. dated October 10, 1996 (incorporated by reference to Exhibit
         10(d) to Registration No. 333-19787).
  10(d). Reinsurance Agreement between Western United Life Assurance Company and Old Standard Life Insurance Company (incorporated by reference to
         Exhibit 10(d) to Form 10-K filed January 7, 1998).
  11. Statement of computation of earnings per common share (incorporated by reference to Exhibit 11 to Form 10-K filed January 13, 1999).
  12.    Statement of computation of ratio of earnings to fixed charges
         (incorporating reference to Exhibit 12 to Form 10-K filed January 13,
         1999).
 *23(a). Consent of PricewaterhouseCoopers LLP, Independent Accountants.
  23(b). Consent of Kutak Rock (included in Exhibit 5).
  24.    Power of attorney (included on page II-5 of the Registration
         Statement).
  27.    Financial Data Schedule (incorporated by reference to Exhibit 27 to
         Form 10-K filed January 13, 1999).

--------
   * Filed herewith

Item 17. Undertakings

   (a) The undersigned registrant hereby undertakes:

       (1) To file, during any period in which offers or sales are being made, a post-effective amendment to this registration statement:

         (i) To include any prospectus required by section 10(a)(3) of the Securities Act of 1933, as amended (the "Act");

         (ii) To reflect in the prospectus any facts or events arising after the effective date of the registration statement (or the most recent post-effective amendment thereof) which, individually or in the aggregate, represent a fundamental change in the information set forth in the registration statement;

         (iii) To include any material information with respect to the plan of distribution not previously disclosed in the registration statement or any material change to such information in the registration statement;

       (2) That, for the purpose of determining any liability under the Act, each such post-effective amendment shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

       (3) To remove from registration by means of a post-effective amendment any of the securities being registered which remain unsold at the termination of the offering.

   (b) Insofar as indemnification for liabilities arising under the Act may be permitted to directors, officers, and controlling persons of the Registrant pursuant to the foregoing provisions, or otherwise, the registrant has been advised that in the opinion of the Securities and Exchange Commission such indemnification is against public policy as expressed in the Act and is, therefore, unenforceable. In the event that a claim for indemnification against such liabilities (other than the payment by the registrant of expenses incurred or paid by a director, officer, or controlling persons of the registrant in the successful defense of any action, suit, or proceeding) is asserted by such director, officer or controlling person in connection with the securities being registered, the registrant will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question whether such indemnification by it is against public policy as expressed in the Act and will be governed by the final adjudication of such issue.

   (c) For the purpose of determining any liability under the Act, the information omitted from the form of prospectus filed as part of this registration statement in reliance upon Rule 430A and contained in a form of prospectus filed by the registrant pursuant to Rule 424(b)(1) or (4) or 497(h) under the Securities Act shall be deemed to be part of this registration statement as of the time it was declared effective.

   For the purpose of determining any liability under the Act, each post-effective amendment that contains a form of prospectus shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

                                   SIGNATURES

   Pursuant to the requirements of the Securities Act of 1933, the registrant certifies that it has reasonable grounds to believe that it meets all of the requirements for filing on Form S-2 and has duly caused this registration statement to be signed on its behalf by the undersigned, thereunto duly authorized, in the City of Spokane, State of Washington, on this 25th day of January, 1999.


                                          SUMMIT SECURITIES, INC.

                                                      /s/ Tom Turner
                                          By __________________________________
                                                   Tom Turner, President

                               POWER OF ATTORNEY

   KNOW ALL MEN BY THESE PRESENTS, that the undersigned, whose signatures appear below, hereby constitute and appoint Tom Turner their true and lawful attorney-in-fact and agent, with full power of substitution and resubstitution, for them and in their name, place and stead, in any and all capacities, to sign any and all amendments (including post-effective amendments) to this Registration Statement, and to file the same, with exhibits thereto, and other documents in connection therewith, with the Securities and Exchange Commission, granting unto said attorney-in-fact and agent full power and authority to do and perform each and every act and thing requisite and necessary to be done, as full and to all intents and purposes as he might or could do in person, hereby ratifying and confirming all that said attorney-in-fact and agent, or his substitute or substitutes, may lawfully do or cause to be done by virtue hereof.

   Pursuant to the requirements of the Securities Act of 1933, this registration statement has been signed by the following persons in the capacities and on the dates indicated.

              Signature                          Title                   Date
              ---------                          -----                   ----

          /s/ Tom Turner               President and Director      January 25, 1999
______________________________________  (Principal Executive
              Tom Turner                Officer)

       /s/ Philip Sandifur             Vice President and          January 25, 1999
______________________________________  Director
           Philip Sandifur

         /s/ Greg Gordon               Secretary, Treasurer and    January 25, 1999
______________________________________  Director
             Greg Gordon

        /s/ Robert Potter              Director                    January 25, 1999
______________________________________
            Robert Potter

        /s/ Steven Crooks              Principal Accounting        January 25, 1999
______________________________________  Officer and Principal
            Steven Crooks               Financial Officer